August 24, 2005

Mail Stop 45-61

Bruce Korman, President
1434 W. 11th Street
Los Angeles, CA 90015

Re: Cash Technologies, Inc.
Form 10-KSB for the year ended May 31, 2004
Forms 10-QSB for the quarters ended August 31, 2004, November 30, 2004,
and February 28, 2005
File No. 000-24569

Dear Mr. Korman:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant